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January 8, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

Benjamin Meeks

Re:	Volkswagen Auto Lease/Loan Underwritten Funding, LLC

VW Credit Leasing, Ltd.

Registration Statement on Form SF-3

Filed November 6, 2020

File No. 333-249906

Dear Ms. Hsu:

On behalf of Volkswagen Auto Lease/Loan Underwritten Funding, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 2, 2020 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, an electronic copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on November 6, 2020, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 1. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the captioned Registration Statement.

Form of Prospectus

Description of the Transaction Documents—Fees and Expenses, page 116

January 8, 2021

1.

In the Priority in Distribution column of the Fees and Expenses table on page 117, you indicate that each of the Servicing Fee and the Administration Fee will be paid “following payment of servicing advances.” Based on the Priority of Payments and the defined terms referred to therein (e.g., Payment Date Advance Reimbursement), we believe you intend the phrase “following payment of servicing advances” to mean that these fees will paid following reimbursement of outstanding servicing advances. In the interest of clarity, please revise your disclosure in the Fees and Expenses table to make clearer the meaning of the phrase “following payment of servicing advances.”

Response

We have revised the Fees and Expenses table on page 116 of the prospectus to indicate that the Servicing Fee and the Administration Fee will be paid following reimbursement of servicing advances by revising the phrase under the Priority in Distribution column to read “following reimbursement of servicing advances”.

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January 8, 2021

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373, or Amanda Baker, at (212) 506-2544. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:	Jens Schreiber

Kevin McDonald, Esq.